                            OppenheimerFunds, Inc.
                          Two World Financial Center
                        225 Liberty Street, 11th Floor
                        New York, New York 10281-1008

October 5, 2004

VIA EDGAR

Securities and Exchange Commission
Mail Stop 0-7, Filer Support
6432 General Green Way
Alexandria, VA 22312

      Re:   Oppenheimer Principal Protected Trust III
            Reg. No. 333-114495; File No. 811-21561
            EDGAR Filing of Registration Statement

To the Securities and Exchange Commission:

      An  electronic  ("EDGAR")  filing is hereby  made  pursuant  to Rule 477 under the  Securities  Act of 1933 (the "1933  Act") on behalf of  Oppenheimer
Principal  Protected Trust III (the "Fund"). On September 28, 2004, the Fund's
Pre-Effective  Amendment  No. 1 under the 1933 Act and  Amendment  No. 1 under the Investment Company Act of 1940 to its initial  Registration  Statement was inadvertently  filed under the incorrect  EDGAR form type 485APOS,  instead of
N1A/A.  This filing is being made to withdraw the 485APOS  filing  incorrectly made  on  September  28,  2004  (Accession  Number  0000728889-04-0000797).  A
corrected  filing  was made on October 4,  2004.  No  securities  were sold in connection with this offering.

      If there are any questions, please contact Wayne Miao at 212-323-5039.

Sincerely,

Oppenheimer Principal Protected Trust III

By: /s/ Kathleen T. Ives
---------------------------------------
Kathleen T. Ives
Assistant Secretary

cc: Vincent DiStefano, Securities & Exchange Commission
    Ms. Gloria LaFond